Supplement Dated September 3, 2021
To The Notice Documents Dated April 26, 2021 For

PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®, and
PERSPECTIVE ADVISORS IISM, PERSPECTIVE L SERIESSM, PERSPECTIVE II®, and PERSPECTIVE ADVISORY®
FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES, and
ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account III

PERSPECTIVE ADVANTAGE FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account V

PERSPECTIVE FOCUS FIXED AND VARIABLE ANNUITY®, and
ELITE ACCESS ADVISORY® FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY, and
PERSPECTIVE ADVISORS IISM, PERSPECTIVE II®, PERSPECTIVE ADVISORY®, and PERSPECTIVE REWARDS® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITIES
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account I

PERSPECTIVE ADVISORS FIXED AND VARIABLE ANNUITY®
Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account II

This supplement updates the above-referenced notice documents. Please read and keep it together with your notice document for future reference. To obtain an additional copy of a notice document, please contact us at our Annuity Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com. For Jackson of NY contracts, please contact us at our Jackson of NY Service Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The following changes have been made to “Appendix A: (Funds Available Under the Contract)” of your notice document, in order to reflect recent sub-adviser changes:

➢    Effective September 1, 2021, for the JNL/Mellon Equity Income Fund, Mellon Investments Corporation is deleted from the column titled “Fund and Manager (and Sub-Adviser, if applicable)” and replaced by Newton Investment Management North America, LLC.

➢    Effective September 2, 2021, for the JNL/BlackRock Global Allocation Fund, BlackRock Singapore Limited is added as a sub-sub-adviser in the column titled “Fund and Manager (and Sub-Adviser, if applicable).”

➢    Effective September 2, 2021, for the JNL/Franklin Templeton Growth Allocation Fund, ClearBridge Investments, LLC is added as a sub-sub-adviser in the column titled “Fund and Manager (and Sub-Adviser, if applicable).”
______________________________
(To be used with VC5526GWND 04/21, JMV7698GWND 04/21, VC5890MLGWND 04/21, JMV9476MLGWND 04/21, JMV5763MLGWND 04/21, JMV5763WFGWND 04/21, JMV17183GWND 04/21, JMV17955GWND 04/21, VC3657GWND 04/21, VC3723GWND 04/21, NV5526GWND 04/21, JMV17955NYGWND 04/21, NV5869GWND 04/21, JMV7698NYGWND 04/21, NV4224WFGWND 04/21, JMV17183NYGWND 04/21, NMV2731GWND 04/21, and NV3784GWND 04/21)

CMV100312 09/21